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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
                              (AMENDMENT NO. 16)
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

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   This Amendment No. 16 amends the Tender Offer Statement on Schedule 14D-1 initially filed on January 27, 1998 (as amended, the "Schedule 14D-1") by Cendant Corporation, a Delaware corporation ("Parent"), and its wholly owned subsidiary, Season Acquisition Corp., a New Jersey corporation ("Purchaser"), relating to Purchaser's tender offer for 23,501,260 outstanding shares of common stock, par value $1.00 per share, of American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH SUBJECT COMPANY

   The information set forth in subsection (b) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   On February 24, 1998, Parent sent a letter conveying certain background information relating to Parent and its management to the members of the Company Board, a copy of which is included as an exhibit hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   The information set forth in subsection (e) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

   Parent submitted a letter to the state insurance commissioner of Arizona on February 23, 1998, and Parent submitted letters to the state insurance commissioners of New York and South Carolina on February 24, 1998, in connection with Parent's contention that, pursuant to certain contracts and agreements entered into between AIG and the Company and certain members of its management, AIG and those persons controlling AIG are currently in control over the Company without having obtained prior insurance regulatory approval in violation of the applicable insurance statutes. Copies of the letters are included as an exhibit hereto and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   Item 11 is hereby amended as follows:

   (a)(22) Newspaper Advertisement published by Parent on
           February 24, 1998.

   (a)(23) Letter from Parent to members of the Company Board, dated February 24, 1998.

   (g)(25) Letter dated February 23, 1998 from Parent to the state insurance commissioner of Arizona, and Letters dated February 24, 1998 from Parent to the state insurance commissioners of New York and South Carolina.


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                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 1998

                                          CENDANT CORPORATION

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Senior Executive Vice
                                                     President
                                                     and General Counsel

                                          SEASON ACQUISITION CORP.

                                          By:  /s/ James E. Buckman
                                              -------------------------------
                                              Name: James E. Buckman
                                              Title: Executive Vice President

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                                EXHIBIT INDEX

  EXHIBIT NO.
  -----------

   (a)(22) Newspaper Advertisement published by Parent on
           February 24, 1998.

   (a)(23) Letter from Parent to members of the Company Board, dated February 23, 1998.

   (g)(25) Letter dated February 23, 1998 from Parent to the state insurance commissioner of Arizona, and Letters dated February 24, 1998 from Parent to the state commissioners of New York and South Carolina.


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